

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE




05046454

March 6, 2005

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/6/2005

Re: General Motors Corporation
Incoming letter dated February 7, 2005

Dear Ms. Larin:

This is in response to your letter dated February 7, 2005 concerning the shareholder proposal submitted to GM by Carl Wright. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
MAR - 7 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Carl Wright
420 East Woodland Ave.
Springfield, PA 19064

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL



General Motors Corporation
Legal Staff

Facsimile (313) 665-4979

Telephone (313) 665-4927

RECEIVED
2005 FEB -8 PM 4:08
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing pursuant to paragraph (j) of Rule 14a-8 to omit the proposal received on December 17, 2004 from Carl Wright (Exhibit A) from the General Motors Corporation proxy materials for the 2005 Annual Meeting of Stockholders. The proposal would require General Motors to restructure by separating several of its operations and distributing all or some of their ownership to GM stockholders. (Mr. Wright submitted three other proposals on December 17, but subsequently withdrew them to comply with the one-proposal requirement described in Question 3 of the Rule.)

General Motors intends to omit the proposal under Rule 14a-8 (f)(1), on the grounds that the proponent has not provided documentary support that sufficiently shows that he is eligible to submit a proposal.

Although Mr. Wright's letter accompanying his proposal stated that he was a stockholder, the records of GM's transfer agent did not identify him as a record owner. Accordingly, General Motors wrote Mr. Wright on December 21, 2004 (Exhibit B) to request evidence of his stock ownership, quoting the section of Question 2 that describes how to prove eligibility (subsection (2)(i) and (ii)) and providing a copy of Rule 14a-8. On January 4, 2005 Mr. Wright sent GM by fax what appears to be a print-out of the assets held in his Savings-Stock Purchase Program (the "SSPP") account as of December 31, 2004, showing ownership of GM voting stock worth more than $2000 (Exhibit C).

Rule 14a-8(b)(2)(i), as furnished to Mr. Wright, provides that the proponent may verify his stock ownership, if he is not a record owner, by submitting a written statement from the record holder of the securities stating that the stockholder has owned the securities continuously for one year as of the date the proposal was submitted. Staff Legal Bulletin No. 14 (July 13, 2001) clarified that monthly, quarterly, or other periodic investment statements do not sufficiently demonstrate

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

continuous ownership of securities to evidence eligibility (Question (c)(2)). Instead, the Staff stated:

> A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal. [Italics in original]

Mr. Wright's account summary provided by Mr. Wright does not indicate how many shares he owned on December 17, 2005, the date on which he submitted his proposal. In addition, it does not demonstrate that his shares have been held continuously for the requisite period; it merely provides share totals as of December 31, 2004, December 31, 2003, and November 30, 2003. Finally, the account summary is not a statement from the record owner of the securities. The internet site from which Mr. Wright apparently printed this information is provided by Fidelity Investments, as noted in the lower left corner of the first page. State Street Bank and Trust Company is the record owner of the GM stock held in the SSPP, as disclosed in the plan documents. (Exhibit D)

In a number of no-action letters, the Staff has concluded that an account summary or brokerage statement is not satisfactory documentary evidence that the proponent satisfied the minimum ownership requirement for a one-year period as of the date that he submitted his proposal. See, e.g., Sky Financial Group (January 13, 2005 and December 20, 2004) (brokerage account statement); International Business Machines Company (January 11, 2005) (account statement from 401(k) plan); Sempra Energy (December 23 and 22, 2004) (account statement from 401(k) plan); Bank of America (February 25, 2004) (brokerage account statement); RTI International Metals, Inc. (January 13, 2004) (brokerage account statement). See also AT&T Corp. (December 23, 2004); Lucent Technologies (October 29, 2004). Similarly, the information furnished by Mr. Wright does not provide sufficient evidence that he continuously owned the minimum amount of GM stock as the date his proposal was submitted.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2005 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Carl Wright

EXHIBIT A

RECEIVED

DEC 17 2004

OFFICE OF SECRETARY
DETROIT

420 East Woodland Ave.
Springfield, PA 19064
December 16, 2004

Secretary
General Motors Corporation
MC 482-C38-B71
300 Renaissance Center
P. O. Box 300
Detroit, Michigan 48265-3000
Fax 313-667-3166

Dear Secretary:

I am submitting the enclosed shareholder proposals for inclusion in the 2005 GM proxy statement. It is my intent to present, endorse and fully support the proposal at the upcoming 2005 GM Shareholder meeting. The proposals are being submitted, as instructed in the GM Proxy materials dated April 21, 2004. I am presently a GM shareholder and intend to maintain the continuity of my ownership of GM shares..

Accordingly, I am exercising my right as a GM shareholder, per the parameters of the 2004 proxy instructions and the governing bylaws of the General Motors Corporation, to have the following proposals included in the 2005 GM proxy materials.

Attached are four proposals that I feel will find widespread support among fellow shareholders.
The Proposals are as follows:
- The GM Restructuring Proposal
- Proposal for the creation a Director of Repossession Agency Oversight
- Proposal to mark to market the value of automotive loan assets during the lending process
- Proposal to verify credit applicant incomes and report in the company's 10Q and 10K filings, the amounts of automobile acceptances originated to A, B, C, D, E tier and subpar credit applicants relative to the total portfolio originated in each reporting period

If you have any questions, please contact me in writing or by phone at 610-543-4927.

Sincerely,



Carl Wright
General Motors Shareholder

Fax
Expml

Restructuring Proposal

"Resolved: shareholders request that our Board of Directors seek shareholder approval for the restructuring of the General Motors Corporation.

The Proposal is as follows:

The GM Electro-Motive (GMEM) unit will be spun out to shareholders. The locomotive unit will become a stand-alone, publicly traded company.

Onstar Communications will be separated into a stand-alone publicly traded company, 20% will be spun out to shareholders.

GMAC's Insurance operations will be separated from GMAC Financial Services. The insurance operations will be sold in lieu of equity in another publicly traded insurance company. Proceeds will be distributed to shareholders. GMAC will continue to market insurance products, garnering commission equivalents.

The GMAC Mortgage businesses will be separated from GMACFS. The mortgage operations will be sold in lieu of an equity stake in a publicly traded financial company. The equity will be distributed to shareholders.

The factoring unit will be liquidated, proceeds distributed to shareholders.

Spin off 40% of GMAC to existing shareholders in the form of a tracking stock(GMF). The spin off of GMF will not include the factoring, insurance or mortgage assets.

The GM Real Estate Investment Trust (GMREIT) is to be formed with the Renaissance Center complex as its cornerstone. The trust will be structured as a real estate investment trust and publicly listed, 40% of GMREIT will be spun out to shareholders.

The Allison Transmission unit is to be partially spun off. 30% will be spun off. Allison Transmission will become a publicly listed stand-alone company.

A distribution of cash, not a dividend, in the amount of $8 per share will be distributed to shareholders from GM's large cash position.

The restructuring is to be completed in less than one year following shareholder approval; the cash distribution is to be paid within 3 months following shareholder approval; the GM REIT shares will be spun out to shareholders within 6 months of the shareholder approval of the restructuring. The Board of Directors and Management will strive to achieve the greatest value for the factoring, mortgage and insurance assets;

avoiding taxation to shareholders through the pursuit of tax fee distribution approvals from the IRS.

The failure of a portion of the proposal to not proceed due to legal, statutory or any other impediment, shall not be cause to impede the balance of the restructuring proposal or serve as reason to preclude the proposal from being included in the 2005 proxy.

The restructuring will allow shareholders the opportunity to realize the hidden value of the underlying assets of The General Motors Corporation. I hope that the Board of Directors has the insight to see that the adoption of the proposal would substantially increase shareholder value, while allowing management the opportunity to focus on the automotive business.

I urge shareholders to **VOTE YES FOR THE GM RESTRUCTURING PROPOSAL.**



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

December 21, 2004

BY FEDERAL EXPRESS
Carl Wright
420 East Woodland Ave.
Springfield, Pennsylvania 19064

Dear Mr. Wright:

General Motors has received your letter dated December 167, 2004 submitting a stockholder proposal for the 2005 Annual Meeting of Stockholders.

According to GM's transfer agent, you are not a record owner of GM stock, so that we are not able to confirm your stock ownership. Please provide us with evidence that your stock ownership satisfies the requirements of Rule 14a-8 (a copy of which is enclosed for your information). Subsections (2)(i) and (ii) of Question 2 describe the types of evidence that would be acceptable:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have have filed one of those documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement;

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

In addition, please note that Question 3 states that a stockholder may submit only one proposal to a company for a particular annual meeting of stockholders. Accordingly, it will be necessary for you to revise your submission to include only one proposal, and please note that under Question 4 the proposal including the supporting statement may not exceed 500 words.

As stated in Question 6(1) of the enclosed Rule, you must send your revised proposal and the evidence of your stock ownership no later than 14 days after you receive this letter.

Sincerely,

Anne T. Larin
Attorney and Assistant Secretary

Enclosure

EXHIBIT C

Summary

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Account: GENERAL MOTORS SSPP (25001)

Data as of 12/31/2004

Current Balance	**$16,754.63**
Vested Balance	$16,754.63

You have an outstanding loan balance of $5,996.51. This balance is not included in your Current Value. View existing loan(s)

View your current Contributions

Investments | Sources | Asset Classes | Year-to-Date Change

View Company Stock Cost Basis

This view shows the investments that you hold within your plan. To view historical performance, click an investment.



Current Balance (%)	Investment	Current Balance ($)
100.00%	GM COMMON STOCK	$16,754.63
100%		**$16,754.63**

Investments by Asset Class

	Balance	Shares or Units	NAV	Change Per Share or Unit ($)
Stock Investments				
Company Stock				
GM COMMON STOCK	$16,754.63	171.798	$97.53	-$0.27

Balances and prices are subject to nightly account updates.

Before investing in any mutual fund, please carefully consider the investment objectives, risks, charges and expenses. For this and other information, call or write Fidelity for a free prospectus. Read it carefully before you invest.

Questions? Call **(800) 489-4646**

NetBenefits℠ provided by



© Copyright 1996-2005 FMR Corp.
All rights reserved.

AA=15 AT=1 DC=315 HW=2 IA=1 SZ=1



Your account is allocated among the asset classes specified above as of 12/31/2003. Percentages and totals may not be exact due to rounding.

Market Value of Your Account

Statement Period: 12/01/2003 to 12/31/2003

Displayed in this section is the value of your account for the statement period, in both shares/units and dollars.

Investment	Shares/Units as of 11/30/2003	Shares/Units as of 12/31/2003	Price as of 11/30/2003	Price as of 12/31/2003	Market Value as of 11/30/2003	**Market Value as of 12/31/2003**
Stock Investments					**$2,051.79**	**$2,685.61**
Company Stock						
GM Class H Stock	2.923	0.000	$133.16	$132.80	$389.24	$0.00
GM Common Stock	15.984	17.318	$104.01	$129.64	$1,662.55	$2,245.14
News Corp Preferred	0.000	7.118	$0.00	$10.49	$0.00	$74.72
The Directv GRP Fund	0.000	37.344	$0.00	$9.79	$0.00	$365.75
Bond Investments					**$10,547.20**	**$10,923.02**
High Quality						
Promark Income Fund	620.217	639.545	$17.00	$17.07	$10,547.20	$10,923.02
Account Totals					**$12,598.99**	**$13,608.63**

Your Contribution Summary

Statement Period: 12/01/2003 to 12/31/2003

Contributions	**Basic Pre-Tax Required**	**Basic Pre-Tax Discretionary**	**Additional Pre-Tax**	**GM Match Restricted**
Period to date	$97.00	$97.00	$64.00	$97.00
Vested Percent	100%	100%	100%	100%
Total Account Balance	$0.00	$0.00	$7,400.17	$0.00
Total Vested Balance	$0.00	$0.00	$7,400.17	$0.00

Contributions	**Unrestricted Co. & Match**
Period to date	$0.00

EXHIBIT D



Savings-Stock Purchase Program
PROSPECTUS

Dear GM S-SPP Participant:

Attached is an updated GM Savings-Stock Purchase Program (S-SPP) Prospectus, dated February 1, 2004, which contains important information about the Program. This updated Prospectus includes recent changes to the Program. The principal changes which became effective on January 1, 2004 unless otherwise indicated are:

- The maximum S-SPP employee contribution rate for both "regular" and "catch-up" contributions has been increased to 50% from 40%.
- Surviving spouses who continue to maintain an account under the Program may now take loans from their S-SPP account.
- As soon as administratively feasible in 2004, the pre-tax contribution restriction due to a Financial Hardship withdrawal will be eliminated.
- As a result of the recently completed Hughes transactions, effective December 22, 2003, the GM Class H Common Stock Fund was eliminated from the S-SPP and two new restricted stock funds, the Hughes Electronics Corporation Common Stock Fund and the News Corporation Preferred American Depository Shares Fund were added to the Program.

The annual pre-tax contribution limits in effect for 2004 and through 2006 are shown in the chart below.

Annual Pre-Tax Contribution Limits			
Year	**Under Age 50**	**Catch-Up* Contributions**	**Age 50 or Over (Includes "Catch-Up")**
2004	$13,000	$3,000	$16,000
2005	$14,000	$4,000	$18,000
2006	$15,000	$5,000	$20,000

*Catch-up contributions may be made for participants age 50 or over only if such participants are restricted by other limits described in this Prospectus.

Please read this Prospectus and keep it on file for future reference. It will provide you with a better understanding of the various features of the Program and the investment opportunities available to you as a participant of the Program.

GENERAL MOTORS CORPORATION

Attach.

PROSPECTUS



This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933, as amended.

GENERAL MOTORS CORPORATION

COMMON STOCK
($1-2/3 Par Value)



This Prospectus relates to shares of stock that General Motors will offer and deliver under the

GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM FOR SALARIED EMPLOYEES IN THE UNITED STATES

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

General Motors Corporation has not authorized anyone to provide you with information that is different from the information contained in this Prospectus or in the documents which are a part of this Prospectus through incorporation by reference. You should not assume that the information in this Prospectus is accurate as of any date other than the date of this Prospectus, unless otherwise indicated in the Prospectus.

The date of this Prospectus is February 1, 2004

TABLE OF CONTENTS

	Page
GENERAL INFORMATION	3
DOCUMENTS INCORPORATED BY REFERENCE	3
WHERE YOU CAN FIND MORE INFORMATION	4
THE PROGRAM	4
GM Investment Service Center	4
Eligibility	5
Employee Contributions	6
Employer Contributions	7
Rollover Contributions from Other Plans	8
Trust to Trust Transfers	8
Trust Fund	8
Formation of Classes and Vesting	8
Investment of Contributions	8
Your Responsibility for Election of Investment Options	9
Information About Your Investment Options	9
Additional Information Regarding Investment Options	13
Description of Investment Options	14
Pathway One	14
Pathway Two	17
Pathway Three	28
Miscellaneous Information About Investment Options	36
Fund Exchanges	36
Loans	37
Withdrawals and Distributions	38
Tax Considerations	41
Source of General Motors Common Stock Acquired for the Program	45
Employee Retirement Income Security Act of 1974, as Amended	45
Voting or Tendering of GM Common Stock, Delphi Common Stock, EDS Common Stock, Hughes Common Stock, News Corporation Preferred ADSs, and Raytheon Common Stock	45
Special Provisions Regarding Veterans	45
Miscellaneous	46
Reference to Full Text	47
ADMINISTRATION	47
LEGAL OPINION	48
EXPERTS	48

GENERAL INFORMATION

The principal executive offices of General Motors Corporation ("General Motors," "GM," the "Corporation," or the "Plan Sponsor") are located at 300 Renaissance Center, Detroit, Michigan 48265-3000. We maintain a website at www.gm.com where general information about us is available. We are not incorporating the contents of our website into this Prospectus.

General Motors, on behalf of itself and as agent for certain of its direct or indirect wholly-owned and substantially wholly-owned subsidiaries, established the General Motors Savings-Stock Purchase Program for Salaried Employees in the United States (the "Program") effective October 1, 1955 which consists of the "Complete Text" entitled "General Motors Savings-Stock Purchase Program for Salaried Employees in the United States."

References in this Prospectus to the "Program" and to the "Complete Text" shall mean references to the "General Motors Savings-Stock Purchase Program for Salaried Employees in the United States".

Capitalized terms used in this Prospectus and not otherwise defined herein have the meaning specified in the "Complete Text." The foregoing statements are summaries of certain provisions of the Program. They do not purport to be complete and are qualified entirely by reference to the "Complete Text" of the Program (see "Documents Incorporated by Reference").

The purpose of the Program is to facilitate the accumulation of savings by you and other eligible employees and to provide you and such other employees with an opportunity to acquire an equity investment in General Motors.

DOCUMENTS INCORPORATED BY REFERENCE

The Securities and Exchange Commission (the "SEC") permits General Motors to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the SEC will automatically update and supercede this information. This Prospectus incorporates by reference the documents listed below that General Motors has previously filed with the SEC and any future filings made by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") prior to the time that General Motors files a post-effective amendment which indicates that it has sold all securities offered by this Prospectus or which deregisters all remaining unsold securities. These documents incorporated by reference contain important information about General Motors and its finances.

- The Annual Report on Form 10-K for the year ended December 31, 2002.
- The Program's Annual Report on Form 11-K for the year ended December 31, 2002 (hereinafter referred to as the "2002 Form 11-K").
- The Quarterly Reports on Form 10-Q and the Current Reports on Form 8-K, filed since December 31, 2002.
- The description of General Motors common stock, $1-2/3 par value ("General Motors common stock") contained in Article Fourth of the General Motors Restated Certificate of Incorporation, as amended, which General Motors filed as Exhibit 99.2 to its Current Report on Form 8-K dated December 30, 2003 of the Exchange Act, and any amendment or report which General Motors files for the purpose of updating that information.
- The "Complete Text" of the Program entitled "General Motors Savings-Stock Purchase Program for Salaried Employees in the United States."

In addition, through the Program, in certain instances you may hold shares of Delphi Corporation ("Delphi") common stock ("Delphi common stock"), Hughes Electronics Corporation ("Hughes") common stock, $0.01 par value ("Hughes common stock"), American depositary shares representing four preferred limited voting ordinary shares ("News Corporation Preferred ADSs") of The News Corporation Limited ("News Corporation"), Electronic Data Systems Corporation ("EDS") common stock, $0.01 par value ("EDS common stock") and Raytheon Company ("Raytheon") common stock, $0.01 par value ("Raytheon common stock"). The following descriptions of such securities are incorporated by reference into this Prospectus:

- The description of Delphi common stock contained in Article Fourth of the Delphi Restated Certificate of Incorporation which Delphi filed as Exhibit 3.1 to its Registration Statement on Form S-1 dated January 2, 1999, and any amendment or report which Delphi files for purpose of updating that information.

- The description of EDS common stock contained in the "EDS Capital Stock" section of the proxy statement contained in Amendment No. 2 to Form S-4 Registration Statement, filed April 22, 1996 pursuant to Section 14 of the Exchange Act, and any amendment or report which EDS files for purposes of updating that information.
- The description of Hughes common stock contained in Article IV of the Hughes Amended and restated Certificate of Incorporation which Hughes filed as Exhibit 99.2 to its Current Report on Form 8-K dated December 22, 2003, filed pursuant to Section 13 of the Exchange Act, and any amendment or report that Hughes files for the purpose of updating that information.
- The description of News Corporation Preferred ADSs contained in the "News Corporation Capital Stock" section of the prospectus contained in the F-4 Registration Statement filed August 21, 2003 under the Securities Act, and any amendment or report that News Corporation files for the purpose of updating that information.
- The description of Raytheon common stock contained in Amendment No. 4 to Form S-4 Registration Statement, filed November 10, 1997, pursuant to Section 14 of the Exchange Act, and any amendment or report which Raytheon files for purposes of updating that information.

You may request a copy of the documents incorporated by reference into this Prospectus, except exhibits to such documents unless those exhibits are specifically incorporated by reference in such documents, at no cost, by writing or calling us at the following address and telephone number:

General Motors Corporation
Employee Benefits, Savings Plans
Mail Code 482-B37-A68
200 Renaissance Center
P.O. Box 200
Detroit, MI 48265-2000
Telephone: 1-313-665-4525

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at *www.sec.gov* that contains reports, proxy statements and other information regarding registrants, including GM, that file electronically. We are not incorporating the contents of the SEC website into this Prospectus. Reports and other information can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, where our common stock is listed, as well as at the offices of the following stock exchanges where our common stock is also listed in the United States: the Chicago Stock Exchange, Inc., One Financial Place, 440 South LaSalle Street, Chicago, IL 60605; the Pacific Stock Exchange, Inc., 233 South Beaudry Avenue, Los Angeles, California 90012 and 301 Pine Street, San Francisco, California 94104; and the Philadelphia Stock Exchange, Inc. 1900 Market Street, Philadelphia, PA 19103.

THE PROGRAM

GM INVESTMENT SERVICE CENTER

Many aspects of recordkeeping and transaction processing related to the Program are centralized and performed in their entirety by the GM Investment Service Center, a centralized facility consisting of a touch-tone voice response telephone system, an Internet website, as well as a staff of service representatives. Fidelity Institutional Retirement Services Company ("Fidelity") currently provides the services for the GM Investment Service Center.

In this regard, if you have an account in the Program, you must establish a confidential Personal Identification Number ("PIN"). If you do not yet have a PIN, call the Investment Service Center, toll-free, at 1-800-489-4646. Your access to the services offered through the Investment Service Center is available only when you have a PIN (see "Miscellaneous-Confidential Information").

You may access your account information and initiate transactions by calling the Investment Service Center, toll-free, at 1-800-489-4646. If you are calling from outside the United States or Canada, you must first get an AT&T Direct access number by (1) visiting http://www.att.com/traveler, (2) calling 1-800-331-1140 for a list of country codes, or (3) asking the local operator for assistance. After you dial your AT&T Direct access number, enter 1-877-833-9900 to reach the GM Investment Service Center. TTY service for the hearing or speech impaired is available by calling 1-800-655-0969. In addition, you may access your account information and initiate certain transactions at work on

the GM Intranet (Socrates) or from home on the Program's Internet website at www.gm401k.com.

Transactions initiated by you and confirmed before the close of business of the New York Stock Exchange ("NYSE"), normally 4:00 p.m. Eastern Time ("E.T."), on a Business Day are processed at the fund's closing price on that Business Day. For purposes of this Prospectus, "Business Day" means any day the NYSE is open for business, except in the event of the occurrence on any day of government restrictions, exchange or market rulings, suspensions of trading, acts of civil or military authority, national emergencies, fires, earthquakes, floods or other catastrophes, acts of God, wars, riots, or failures of communication or power supply, or other circumstances beyond the reasonable control of the Program Trustee, currently, State Street Bank and Trust Company (referred to in this Prospectus as the "Trustee"), the Trustee shall determine in its discretion the extent to which such day shall constitute a Business Day for any purpose of the Program. If the NYSE is closed as a result of a holiday, weekend, or the end of a Business Day, normally 4:00 p.m. (ET), then the effective date of your transaction will be the next Business Day.

GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION ("GMIMCO" OR "GM INVESTMENT MANAGEMENT") AND GENERAL MOTORS TRUST BANK, NATIONAL ASSOCIATION ("GM TRUST BANK" OR "GMTB"), RESERVE THE RIGHT TO MODIFY OR SUSPEND THE RIGHT TO EFFECT TRANSACTIONS, INCLUDING PURCHASES, REDEMPTIONS AND EXCHANGES, AT ANY TIME, IN RESPONSE TO MARKET CONDITIONS OR OTHERWISE. FURTHERMORE, FIDELITY AND THE OTHER MUTUAL FUND PROVIDERS RESERVE THE RIGHT TO MODIFY OR SUSPEND PURCHASES, REDEMPTIONS AND EXCHANGES AS DESCRIBED IN THEIR PROSPECTUSES, WHICH MIGHT IN TURN DELAY YOUR EXCHANGES TO OR FROM THE PROMARK FUNDS OR THE COMPANY STOCK FUNDS. NEITHER GM, GMIMCO, GMTB OR THE OTHER FUND MANAGERS, THE INVESTMENT ADVISORS NOR THE TRUSTEE SHALL BE RESPONSIBLE FOR ANY ECONOMIC IMPACT (INCLUDING CHANGE IN MARKET VALUE) RESULTING FROM ANY SUCH SUSPENSION OR MODIFICATION. See also "Fund Exchanges" and "Withdrawals and Distributions" for more information.

THE INVESTMENT SERVICE CENTER TELEPHONE VOICE RESPONSE SYSTEM, AS WELL AS THE PROGRAM'S INTRANET AND INTERNET WEBSITES, ARE USUALLY AVAILABLE TO YOU 24 HOURS EACH DAY; HOWEVER, SERVICE AVAILABILITY DURING THESE TIMES IS NOT GUARANTEED. NEITHER FIDELITY NOR GM WILL BE RESPONSIBLE FOR ANY LOSS YOU MAY INCUR AS A RESULT OF THE SERVICE BEING UNAVAILABLE, OR IF EXECUTION OF THE TRANSACTION IS DELAYED FOR ANY REASON, INCLUDING BUT NOT LIMITED TO MARKET DISRUPTION. You may speak with GM Investment Service Center representatives between 8:30 a.m. and 12:00 midnight (E.T.) Monday through Friday (except holidays).

ELIGIBILITY

You may participate in the Program only if you are considered by GM to be a "regular" employee of GM. "Regular" employees include only persons compensated fully or partly by salary and/or commission who are not represented by a labor organization (unless they are eligible through understandings reached between GM and their collective bargaining representatives), who are working in the United States or Puerto Rico or who are citizens of, or domiciled in, the United States and who are sent to work in foreign operations by GM on a temporary basis. If you are classified by GM as a "part-time" employee, a "regular employee—temporary assignment," a "flexible service employee," a "temporary employee," or a "cooperative student employee hired before January 1, 1999," you also are eligible to participate in the Program.

If you are an employee classified as a "leased employee" (as determined under the Federal tax law) or you are an employee of any direct or indirect wholly-owned or substantially wholly-owned subsidiary of GM acquired or formed on or after March 1, 1984, you are not eligible to participate unless employees of your subsidiary are specifically approved for inclusion in the Program by the GM Board of Directors. If you are an individual GM classifies as a "contract employee," a "bundled services employee," a "consultant," or other similarly situated individual, or an individual who represents themself to be an "independent contractor," you are not eligible to participate in the Program.

Eligible employees may participate in the Program as of the first day of the month coinciding with or next following the completion of six months of employment at GM. If you are a previously eligible employee who returns to work after an earlier termination of GM employment, you may immediately participate upon your return.

If you are on a GM approved disability leave of absence, or certain special leaves of absence, you remain eligible to accumulate savings for up to six months while you continue to receive eligible salary continuation payments on such leaves. If you are on layoff, you are ineligible to accumulate savings during the layoff period.

Your participation in the Program is entirely your choice. GM does not require you to participate. You

may discontinue or change your participation at any time.

EMPLOYEE CONTRIBUTIONS

In general, if you are a GM employee working in the United States (including Puerto Rico) who is not compensated in whole or in part on a commission basis, the term "eligible salary" includes your monthly base salary. If you are a temporary GM employee, monthly base salary means your hourly rate of pay times straight-time hours worked during a pay period. The term "eligible salary" includes Deferred Savings (the amount of pre-tax contributions made by GM pursuant to the Deferred Savings feature of the Program). Additionally, the term "eligible salary" includes amounts contributed on a pre-tax basis to GM's Flexible Benefits Program for Salaried Employees in the United States. The term "eligible salary" excludes:

- any GM matching contributions
- the 1% GM Benefit Contribution
- any Enhanced Variable Pay Plan payout
- any Locomotive Group Performance Pay Plan payout
- any Flexible Compensation payments
- commissions
- drawing accounts
- bonuses
- incentive payments
- overtime and night shift payments
- seven-day operation premiums
- any other special payments, fees, awards, and allowances
- any amounts that are deducted from base salary and paid for other than working (i.e., sickness and accident benefits and payments while on leave).

Federal law provides that for purposes of the Program, your eligible compensation may not exceed $205,000 per year (as may be adjusted in compliance with Federal regulations). If you are an eligible employee compensated in whole or in part on a commission basis, your "eligible salary" includes the greater of (1) your monthly base salary or (2) a salary equivalent as determined by a committee appointed by the GM Board of Directors.

If you are eligible, there are four different ways for you to participate in the Program. Contributions to the Program may only be made through payroll deductions.

(1) You may elect to contribute to your account, on an after-tax basis, up to 50% of your eligible salary, to the extent allowed by Federal law (this manner of participation is referred to as "Regular Savings").

(2) You may elect to contribute on a pre-tax basis (this manner of employee participation is referred to as "Deferred Savings"). The Deferred Savings feature of the Program is offered pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). If you elect to participate in the Deferred Savings feature of the Program, you are agreeing to a reduction in compensation of an amount which you designate, up to the lesser of (a) $13,000 in 2004, $14,000 in 2005, $15,000 in 2006, and thereafter indexed for inflation in $500 increments, or (b) 50% of your eligible salary for a calendar year. Simultaneously, GM agrees to contribute to your Program account, on your behalf, an amount exactly equal to the amount of your salary reduction.

    Additionally, if you are age 50 or over, or will attain age 50 by the end of the year and are contributing at least 6% of your eligible salary to the Program, you may be eligible to make "catch-up" contributions to your account to the extent allowed by Federal law. Catch-up contributions may only be made on a pre-tax basis and only after your contributions become subject to a limitation (e.g. the limitation on pre-tax Deferred Savings contributions, $13,000 for 2004). Pursuant to a separate election you may elect up to 50% of your eligible salary as catch-up contributions. See "Tax Considerations" for additional information about contributions to the Program. The maximum amount of catch-up contributions you may be eligible to make per year will be based on the following schedule: $3,000 in 2004, $4,000 in 2005, $5,000 in 2006, and thereafter indexed for inflation in $500 increments. Your election to make catch-up contributions to your account remains in effect until you change it.

    Deferred Savings contributions, including catch-up contributions, (a) vest immediately, (b) are nonforfeitable and (c) can only be made through salary reductions or as noted below in (3) and (4). See "Tax Considerations" for a discussion of the tax effects if you elect to participate in the Deferred Savings feature of the Program.

(3) You may elect, instead of receiving a cash payout from GM's Enhanced Variable Pay Plan for Salaried Employees in the United States, or GM's Locomotive Group Performance Pay Plan, to have GM contribute an amount up to 100%, in 10% increments, of the cash portion of your Enhanced Variable Pay Plan payout or Locomotive Group Performance Pay Plan payout to your Program account to the extent allowed by Federal law. Your election to take cash

or to have GM contribute the cash portion of your Enhanced Variable Pay Plan payout or Locomotive Group Performance Pay Plan to your Program account remains in effect until you change it. You can only change your election during the Enhanced Variable Pay Plan or Locomotive Group Performance Pay Plan annual deferral election period. Enhanced Variable Pay Plan and Locomotive Group Performance Pay Plan payouts contributed by GM are made in accordance with Section 401(k) of the Code, vest immediately and are non-forfeitable.

(4) You may elect, instead of receiving a Flexible Compensation Payment ("Flex Payment") from GM, to have GM contribute 100% of your Flex Payment to your Program account during any calendar year a Flex Payment is made by GM. The Flex Payment you elect to have contributed by GM is made on a pre-tax basis up to the extent allowed by Federal law. Thereafter, such amounts are contributed on an after-tax basis to the extent allowed by Federal law.

Your Deferred Savings, including contributions from the Enhanced Variable Pay Plan payout, Locomotive Group Performance Pay Plan payout and/or Flex Payment, may not exceed $13,000 for 2004 (this amount is adjusted periodically under Federal regulations). Any amounts exceeding $13,000 (as may be adjusted as discussed in item (2) above) must be contributed as Regular Savings unless such amounts are catch-up contributions as described in item (2) above. However, any Enhanced Variable Pay Plan payout or Locomotive Group Performance Pay Plan payout which is not permitted to be contributed as Deferred Savings to your Program account will be paid to you.

In addition, you also may elect to combine the first two contribution methods, provided that together they do not total more than 50% of your eligible salary for any calendar year. The sum of all four of the above described methods of contribution is referred to in this Prospectus as "employee contributions." Your employee contributions may only exceed 50% of eligible salary by an amount equal to any combination of (1) a Flex Payment, (2) the cash portion of an Enhanced Variable Pay Plan and/or a Locomotive Group Performance Pay Plan contribution, and (3) catch-up contributions. As more fully described below, GM makes certain matching contributions on your contributions on up to 6% of your eligible salary (your contributions on up to 6% of your eligible salary are referred to in this Prospectus as "Basic Savings"). Your payroll deductions for both the Regular Savings and Deferred Savings features of the Program must be in whole percentages of your eligible salary (rounded down to the nearest whole dollar).

You may change your election to participate in the Program, or the percentage of your contribution rate for Regular Savings, Deferred Savings, or catch-up contributions, at any time, by calling the GM Investment Service Center at 1-800-489-4646 or making such changes on the GM Intranet (Socrates) or on the Program's Internet website at www.gm401k.com. Any change in your contribution rate of Regular Savings, Deferred Savings, or catch-up contributions will become effective as of your next pay period following the date such authorization is received by the GM Investment Service Center. Your contribution rate election remains in effect until you change it. However, if you reach the annual pre-tax limit for Deferred Savings your subsequent contributions until the end of the calendar year will automatically be made on an after-tax basis to the extent allowed by Federal law.

EMPLOYER CONTRIBUTIONS

Currently, GM contributes to your account each pay period an amount equal to 50% of your Basic Savings (referred to in this Prospectus as "matching contributions"). GM's matching contributions are subject to change at GM's discretion. GM does not make any matching contributions with respect to your contributions in excess of Basic Savings (those savings in excess of 6% are referred to in this Prospectus as "Additional Savings"). Any Enhanced Variable Pay Plan payouts, Locomotive Group Performance Pay Plan payouts, Flex Payments and/or catch-up contributions made to your account are considered to be Additional Savings, and thus GM does not make a matching contribution. Additionally, if you are a temporary employee GM does not make any matching contributions on your Basic Savings.

If you are a regular GM employee who (1) has completed six months of service, (2) is eligible to participate in the Program, and (3) was hired for purposes of your "service date" on or after January 1, 1993, GM will automatically contribute on a monthly basis an amount equal to 1% of your eligible salary to your account (this amount is referred to in this Prospectus as the "1% GM Benefit Contribution"). If you are eligible to receive the 1% GM Benefit Contribution, it is made because you receive different post-retirement benefit treatment from GM than employees hired prior to January 1, 1993. If you are eligible to receive the 1% GM Benefit Contribution, it will be credited to your account whether or not you elect to otherwise participate in the Program. If you are rehired on or after January 1, 1993 with an adjusted service date prior to January 1, 1993, you will not be eligible to receive the 1% GM Benefit Contribution. If you are classified by GM as a temporary employee, a flexible service employee, a contract employee, bundled services employee, consultant, independent contractor, or are an employee of Saturn Corporation, you are not eligible to receive the 1% GM Benefit Contribution.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 6, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 7, 2005

The proposal relates to a restructuring.

There appears to be some basis for your view that GM may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of GM's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if GM omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Robyn Manos
Special Counsel